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JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com

+1 212 641 5669 Direct

+1 212 698 3599 Fax

July 23, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ray Bee, Division of Investment Management

Re:  DBX ETF Trust (the “Trust”)

       (File Nos. 333-170122 and 811-22487)

Dear Mr. Bee:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Xtrackers MSCI Emerging Markets ESG Leaders Equity ETF, Xtrackers MSCI EAFE ESG Leaders Equity ETF and Xtrackers MSCI ACWI ex USA ESG Leaders Equity ETF, each a series of the Trust (each, a “Fund” and collectively the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2018. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Please note that capitalized terms used herein and not defined will have the same meaning ascribed to them in the registration statement.

Comment 1.

Please file your responses on EDGAR as correspondence at least 5 business days prior to filing the registration statement for the Funds pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”). Please also provide redlines of changed pages to the registration statement by email to bera@sec.gov.

Response 1.

The Trust acknowledges your comment and hereby confirms that this correspondence has been filed accordingly and that the requested materials have been provided prior to the effective date of the Funds’ registration statement.

Comment 2.

The “Summary—Principal Investment Strategies” section with respect to the Xtrackers MSCI Emerging Markets ESG Leaders Equity ETF includes a definition of “emerging markets countries.” Please clarify the intended meaning of “most countries located in Western Europe.”

	Response 2.	The disclosure has been revised accordingly.

Comment 3.

In the “Summary—Principal Investment Strategies” section for each Fund, please explain briefly the component selection criteria of each respective underlying index. In particular, please provide additional description of the “ESG” Criteria.

	Response 3.	The disclosure has been revised accordingly.

Comment 4.

Please note that the Funds’ use of derivatives is addressed under “Fund Details—Further Discussion of Main Risks” section of the Funds’ prospectus. If the Funds will invest in derivatives as a principal investment strategy, please consider including such disclosure in the summary sections of the prospectus.

	Response 4.	The Trust hereby confirms that the Funds will not invest in derivatives as a principal investment strategy.

Comment 5.	As required by Section 6 of the 1933 Act, please confirm that the Funds’ registration statement has been signed by the Principal Accounting Officer of the Trust.

	Response 5.	The Trust hereby confirms that the Funds’ registration statement has been signed by the Principal Accounting Officer of the Trust.

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If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz